EXHIBIT 1
                                                                     Page 1 of 5

                                CSW CREDIT, INC.
                                  BALANCE SHEET
                               AS OF JUNE 30, 1998
                             (Thousands, Unaudited)

                               ASSETS
       CURRENT ASSETS:
            Cash and cash equivalents                       $        50
            Accounts receivable, net of allowance for
                doubtful accounts of $5,175                     898,577
                                                              ----------
               Total current assets                             898,627

       OTHER ASSETS:
            Deferred income taxes                                 3,343
            Other                                                 3,349
                                                              ----------
               Total other assets                                 6,692
                                                              ----------
               Total assets                                 $   905,319
                                                              ==========


                LIABILITIES AND STOCKHOLDER'S EQUITY
       CURRENT LIABILITIES:
            Short-term debt                                 $   813,350
            Deferred credits                                     18,128
            Unearned revenue                                      4,063
            Other liabilities                                     2,109
                                                              ----------
               Total current liabilities                        837,650

       STOCKHOLDER'S EQUITY:
            Common stock, no par; authorized 1,000
             shares; issued and outstanding 255 shares                1
            Paid-in capital                                      67,668
                                                              ----------
               Total stockholder's equity                        67,669
                                                              ----------
               Total liabilities and stockholder's          $   905,319
               equity                                         ==========


            The accompanying notes to the financial statements are an
                       integral part of these statements.

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                                                                       EXHIBIT 1
                                                                     Page 2 of 5

                                    CSW CREDIT, INC.
                                  STATEMENTS OF INCOME
                              FOR THE PERIODS ENDED JUNE 30
                                 (Thousands, Unaudited)


                                   Three Months Ended     Twelve Months Ended
                                    1998      1997          1998        1997
                                  -------  ---------     ----------  ----------

REVENUES                        $ 19,147   $ 16,860      $  82,335   $  66,778
                                  -------  ---------     ----------  ----------

OPERATING EXPENSES:
     Interest                      9,323      8,283         40,930      36,826
     Provision for bad debts       5,535      4,998         21,344      17,440
     Credit line fees                181        322            726         931
     General and administrative      371      (241)          1,183        (17)
                                  -------  ---------     ----------  ----------
                                  15,410     13,362         64,183      55,180
                                  -------  ---------     ----------  ----------

OPERATING INCOME                   3,737      3,498         18,152      11,598
                                  -------  ---------     ----------  ----------

OTHER INCOME AND DEDUCTIONS:
     Interest income                   0         15             35          68
     Tax benefit of parent            74         45            364         172
     company loss                 -------  ---------     ----------  ----------
                                      74         60            399         240
                                  -------  ---------     ----------  ----------

INCOME BEFORE FEDERAL INCOME TAXES  3,811      3,558         18,551      11,838
                                  -------  ---------     ----------  ----------

FEDERAL INCOME TAXES:
     Current                        2,197      1,687          7,454       2,684
     Deferred                        (889)      (458)        (1,089)      1,438
                                  -------  ---------     ----------  ----------
                                    1,308      1,229          6,365       4,122
                                  -------  ---------     ----------  ----------

NET INCOME                       $  2,503  $   2,329     $   12,186  $    7,716
                                  =======  =========     ==========  ==========




               The accompanying notes to the financial statements
                    are an integral part of these statements.

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                                                                       EXHIBIT 1
                                                                     Page 3 of 5

                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1998
                                   (Unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies for the period ended June 30, 1998, was $7.8 million. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in an effective rate of 33% for the three months ended June 30, 1998.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the parent company to CSW Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at June 30, 1998.

Statement of cash flows

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.


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                                                                       EXHIBIT 1
                                                                     Page 4 of 5
Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results realized may differ from these estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 1998 presentation.

Basis of Accounting

These financial statements were prepared using the accrual method of accounting.

2.  REGULATION:

The Company is subject to regulation by the Securities and Exchange Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.


3. SHORT-TERM DEBT:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rate for the period ending June 30, 1998 was 5.6%. At June 30, 1998, the Company had a revolving credit agreement aggregating $970 million to back up its commercial paper program; the agreement expires June 27, 1999. At June 30, 1998, the Company was in compliance with the revolving credit agreement covenants.


4. HOUSTON LIGHTING & POWER COMPANY:

The Company entered into an agreement with Houston Lighting & Power Company
(HLP) to purchase substantially all of its utility receivables. During the three months ended June 30, 1998, the Company had average HLP receivables of approximately $366.6 million.

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                                                                       EXHIBIT 1
                                                                     Page 5 of 5


Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC restriction limits the twelve-month rolling average of HLP purchases to $450 million and $100 million for other non-affiliated utility companies. This relief has been granted through December 31, 2000. At June 30, 1998, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.


5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of this rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.

6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.